FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 10 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August  15, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1180 U.S. dollar (EUR 0.8945 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low
Quarter ended June 30, 2016	1.1032	1.1203	1.1516	1.1024

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2016 through August (through August 12) 2016, published on a weekly basis by the Federal Reserve Bank of New York.

2016	High	Low
May	1.1516	1.1135
June	1.1400	1.1024
July	1.1168	1.0968
August (through August 12)	1.1225	1.1078

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2016

The following information is derived from Rentenbank’s press release of August 11, 2016, announcing certain preliminary results for the six months ended June 30, 2016. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2016. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or HGB). Rentenbank will prepare its final, consolidated annual financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated annual financial statements for 2016 to be announced at a press conference and published in April 2017.

The subdued performance of agricultural markets is reflected in Rentenbank’s interim results. For the first half of 2016, Rentenbank reported a new business volume of EUR 3.4 billion in low-interest special promotional loans, down 6.9% year-on-year. Due to the challenging market environment faced by many agricultural enterprises, liquidity assistance loans remained high in demand. Their volume amounted to EUR 89.5 million in the first six months of 2016.

The volume of new promotional business varied across the Rentenbank’s promotional lines. The effects of the price crisis in agricultural markets were particularly pronounced in the Agriculture promotional line. New commitments totaled EUR 1.1 billion, down 24.6% compared to the prior-year period. Demand for loans for buildings and machinery as well as land finance declined sharply. In contrast, new business in the Renewable Energy promotional line increased by 5.9% to EUR 732.8 million (as compared to EUR 692.1 million in the first half of 2015). This was driven by strong growth of 19.2% in wind power financing, amounting to EUR 608.3 million (as compared to EUR 510.2 million in the first half of 2015), which more than offset the decline in the financing of photovoltaic installations and biogas plants. In the Agribusiness promotional line, Rentenbank committed a total of EUR 508.1 million (as compared to 368.1 million in the first half of 2015) for machinery, buildings and farm inputs, a year-on-year increase of 38.0%. In the Rural Development promotional line, the volume of new business remained flat at EUR 906.4 million (as compared to EUR 909.2 million in the first half of 2015).

Euro as the main issuance currrency

To fund its promotional business, Rentenbank raised EUR 7.4 billion in medium and long-term funding in the first half of 2016 (as compared to 8.4 billion in the first half of 2015). The funding volume thus covered approximately two-thirds of the planned EUR 11 billion target for 2016. The Euro Medium Term Note program (EMTN) remained the most important funding instrument, contributing EUR 6.9 billion (as compared to EUR 3.3 billion in the first half of 2015) or more than 90% to total funding. In the first half of 2016, EUR was the largest source of funding, representing 39% (as compared to 7% in the first half of 2015) of total issuance. It was followed by USD and GBP, accounting for 37% (as compared to 60% in the first half of 2015) and 17% (as compared to 2% in the first half of 2015) of the funding volume, respectively.

Earnings marked by one-off effects

In the first half of 2016, the operating result before loan losses and valuation under the German Commercial Code (HGB) exceeded expectations by far, increasing by EUR 26.4 million or 23.9% to EUR 136.9 million compared to the prior-year period (as compared to EUR 110.5 million in the first half of 2015). This was primarily driven by one-off effects. Net interest income of EUR 164.3 million was above the prior-year level (as compared to EUR 148.7 million in the first half of 2015). While net interest income from promotional business declined as expected, the decrease was more than offset by lower expenses related to interest rate reductions granted for special promotional loans. In the Capital Investment segment, a dividend of EUR 6.5 million was initially recognized in the financial statements prepared under HGB as a result of intra-group restructuring. The Treasury Management segment benefited from higher margins, leading to a significant increase in net interest income. Administrative expenses decreased from EUR 34.0 million to EUR 31.5 million due to a high level of accruals included in the prior-year figure. Other comprehensive income rose by EUR 9.0 million, reflecting, inter alia, the adjustment of the discount rate (HGB) for calculating pension provisions as prescribed by law.

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Continued growth in total assets

Total assets (HGB) stood at EUR 87.6 billion at the end of June 2016, up from EUR 83.9 billion at year end 2015. This was mainly due to an increase in the money market business as of the reporting date. Loans and advances to banks, including cash and balances with central banks, rose to EUR 58.4 billion (as compared to EUR 55.7 billion as at December 31, 2015), accounting for 67% of total assets (as compared to 66% as at December 31, 2015). Securitized liabilities of EUR 71.5 billion (as compared to EUR 67.3 billion as at December 31, 2015) were the largest item on the liability and equity side of the balance sheet, representing a share of 82% (as compared to 80% as at December 31, 2015). Own funds (including subordinated liabilities) were relatively flat compared to year end 2015, totaling EUR 4.7 billion as of June 30, 2016.

Modest increase in operating result under IFRS

In the first half of 2016, the operating result under IFRS rose to EUR 124.8 million from the prior-year level of EUR 118.8 million, thus mirroring the upward trend in earnings performance under HGB. However, the increase was less significant under IFRS. Net gains/losses from fair value and hedge accounting decreased by EUR 129.8 million to EUR -155.6 million. As in the prior-year period, the result was primarily attributable to valuation losses on the bank’s own issuances of EUR -173.4 million. It was also driven by negative effects in macro hedge accounting. In contrast, lower credit spreads led to valuation gains in the revaluation reserve, an increase of EUR 30.1 million compared to the prior-year period. The Group’s total comprehensive income of EUR -26.8 million was thus below the prior-year level (as compared to EUR 66.9 million in the first half of 2015).

Strengthened capital ratios

Compared to year end 2015, the capital ratios in accordance with the Capital Requirement Regulation (CRR) increased in the second quarter of 2016, resulting from the addition of interim net income. The tier 1 capital ratio strengthened to 22.7% (as compared to 20.2% as at December, 31, 2015), the total capital ratio to 25.7% (as compared to 23.2% as at December, 31, 2015). Both ratios were thus well in excess of the regulatory requirements applicable to Rentenbank.

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Key Figures as of June 30, 2016

			June 30, 2016	June 30, 2015	Change %

1.	New business
	Special Promotional Loans (EUR millions)
	Total		3,359	3,609	- 6.9
	thereof:	Agriculture	1,129	1,497	- 24.6
		Rural Development	906	909	- 0.3
		Renewable Energies	733	692	5.9
		Agribusiness	508	368	38.0

	Standard Promotional Loans		1,130	2,608	- 56.7
	Securitized Promotional Business		1,877	2,123	- 11.6

	Funding of lending business ((EUR billions)
	Medium- and long-term funding		7.4	8.4	- 11.9
	thereof:	Euro-MTN	6.9	3.3	109.1
		Global bonds	0.0	3.0	-
		AUD-MTN	0.3	2.0	- 85.0

2.	Balance sheet in accordance with German Commercial Code (HGB) (EUR billions)	June 30, 2016	December 31, 2015	Change %

	Total assets	87.6	83.9	4.4
	Loans and advances to banks (including cash and balances with central banks)	58.4	55.7	4.8
	Securities portfolio	18.4	18.3	0.5
	Securitized liabilities	71.5	67.3	6.2
	Own funds (in EUR millions)	4,676	4,664	0.3

3.	Income statement in accordance with German Commercial Code (HGB) (EUR millions)	June 30, 2016	June 30, 2015	Change %

	Net interest income	164.3	148.7	10.5
	Administrative expenses	31.5	34.0	- 7.4
	Operating result before provision for loan losses and valuation	136.9	110.5	23.9
	Interim net income	136.1	108.9	25.0

4.	Consolidated statement of comprehensive income in accordance with IFRS (EUR millions)	June 30, 2016	June 30, 2015	Change %

	Operating result before fair value and hedge accounting	124.8	118.8	5.1
	Net gains/losses from fair value and hedge accounting	- 155.6	- 25.8	-
	Other comprehensive income	4.0	- 26.1	-
	Group’s total comprehensive income	- 26.8	66.9	-

5.	Capital ratios (%)	June 30, 2016	December 31, 2015	June 30, 2015

	Total Capital ratio	25.7	23.2	22.6
	Tier 1 Capital ratio	22.7	20.2	19.6

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2015	0.5	1.8
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2016 compared to the first quarter of 2016. Compared to the previous quarter, positive contributions came from foreign trade. According to provisional calculations, exports increased while imports decreased slightly in the second quarter of 2016 compared to the first quarter of 2016. The final consumption expenditure of households and government supported growth in the second quarter of 2016. However, growth was slowed by weak gross capital formation. Compared to the first quarter of 2016, gross fixed capital formation in machinery and equipment and in construction decreased in the second quarter of 2016.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2016 increased by 1.8% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Gross domestic product up 0.4% in the 2nd quarter of 2016, press release of August 12, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/08/PE16_279_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3

In June 2016, consumer prices in Germany rose by 0.3% compared to June 2015. The inflation rate thus increased slightly for the second consecutive month. The development of energy prices, which decreased by 6.4% in June 2016 compared to June 2015, had a downward effect on the overall increase in prices in June 2016, as had been the case in the preceding months. However, the year-on-year decrease in energy prices continued to slow. Most notably, prices for heating oil and motor fuels decreased by 19.0% and 9.4%, respectively, compared to the corresponding period in 2015. Excluding the prices of energy products, the inflation rate in June 2016 compared to June 2015 would have been 1.1%.

Food prices increased by 0.1% in June 2016 compared to June 2015. Overall, the prices of goods decreased by 0.8% in June 2016 compared to June 2015, primarily as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.4% in June 2016 compared to June 2015, mainly due to a 1.1% increase in net rents exclusive of heating expenses.

Compared to May 2016, the consumer price index increased by 0.1% in June 2016, mainly due to the development of energy prices, which increased by 1.2% from May 2016 to June 2016. Over the same period, prices for package holidays increased by 4.3% while prices for food decreased by 0.4%.

Source: Statistisches Bundesamt, Consumer prices in June 2016: +0.3% on June 2015, press release of July 12, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_239_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.3	4.6
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.3
May 2016	4.2	4.2
June 2016	4.2	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 528,000 persons, or 1.2%, from June 2015 to June 2016. Compared to May 2016, the number of employed persons in June 2016 increased by approximately 46,000, after adjustment for seasonal fluctuations.

In June 2016, the number of unemployed persons decreased by approximately 138,000, or 6.7%, compared to June 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2016 decreased by 0.6% to 1.80 million compared to May 2016.

Sources: Statistisches Bundesamt, Employment up 1.2% in June 2016 on a year earlier, press release of July 28, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/07/PE16_261_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2016	January to June 2015
Trade in goods, including supplementary trade items	142.6	129.8
Services	-10.9	-10.7
Primary income	23.9	20.4
Secondary income	-17.9	-22.9

Current account	137.8	116.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2016: +1.2% on June 2015, press release of August 9, 2016
(https://www.destatis.de/EN/PressServices/Press/pr/2016/08/PE16_273_51.html).

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Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to the summer projection of the Federal Ministry of Finance, the German general government surplus in 2016 is expected to be ¼% of GDP, following a surplus of 0.6% of GDP in 2015. The general government gross debt ratio is forecast to be 68% in 2016.

Source: Bundesministerium der Finanzen, Monatsbericht des BMF Juli 2016, page 22
(http://www.bundesfinanzministerium.de/Content/DE/Monatsberichte/2016/07/Downloads/monatsbericht-2016-07-deutsch.pdf?__blob=publicationFile&v=5).

Other Recent Developments

The European Union and European Integration

On June 23, 2016, the United Kingdom held a national referendum in which a majority of 51.9% voted in favor of the United Kingdom’s withdrawal from the European Union (“EU”). The result of this referendum is not legally binding. The formal and legal process of leaving the EU requires the government of the United Kingdom to invoke Article 50 of the Treaty on European Union by notifying the European Council of its intention to withdraw from the EU. The United Kingdom’s membership in the EU would end within two years of the notification unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period.

Sources: The Electoral Commission, Official result of the EU Referendum is declared by Electoral Commission in Manchester, press release of June 24, 2016
(http://www.electoralcommission.org.uk/i-am-a/journalist/electoral-commission-media-centre/news-releases-referendums/official-result-of-the-eu-referendum-is-declared-by-electoral-commission-in-manchester); European Commission, UK Referendum on Membership of the European Union: Questions & Answers, press release of June 24, 2016 (http://europa.eu/rapid/press-release_MEMO-16-2328_en.htm).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on 16th of August, 2016.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Dr. Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Managing Director,
Speaker of the Board of Managing Directors

By /s/ Harald Strangmann
Name: Harald Strangmann
Title: Senior Associate Director

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